Exhibit 3

FOR IMMEDIATE RELEASE

November 12, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Forming a Business Alliance with RISKMONSTER.COM

This is to notify that Nissin Co., Ltd. (“the Company”) has entered a basic agreement to form a business alliance with RISKMONSTER.COM (“RISKMONSTER”) (Head Office: Chiyoda-ku, Tokyo; COO: Kenichi Sugano), which carries out a credit management consulting business, and to introduce each other’s clients.

RISKMONSTER provides company information based on corporate data of about 1.5 million corporations and credit information which is customized for its member companies, by providing services such as management of corporate trends and establishment of credit limits based on the credit ratings developed independently by RISKMONSTER.

This business alliance will allow for the provision of financial services by the Company’s group (“NIS group”) to member companies of RISKMONSTER, and at the same time, allow the cross-selling of services by acquiring new members of RISKMONSTER, for example, through the utilization of the sales network of NIS group.

The Company acquired shares in RISKMONSTER on October 22, 2004, making the Company the fourth largest shareholder, with a shareholding of 4.6%.

NIS group plans to continue to promote capital and business alliances in the future, so as to expand its network with companies yielding synergy in the credit business for business owners, which is the major business area of the group, while acting as a “Total Financial Solutions Provider” for business owners.

[Company Profile]
Company name:	RISKMONSTER.COM
Representative:	Kenichi Sugano / COO
Location:	2-3 Otemachi 1-chome, Chiyoda-ku, Tokyo
Establishment:	September 19, 2000
Main Business:	Credit management services using the Internet
Number of members:	Approximately 1,800 companies (as of October 2004)